UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CIGNUS VENTURES INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 000-51714

NEVADA	74-3152432
(State or other jurisdiction of incorporation or	(I.R.S Employer Identification No.)
organization)

Suite 410 - 103 East Holly Street
National Bank Building
Bellingham, WA 98225
(Address of principal executive offices)

(360) 306-1133
(Registrant's telephone number, including area code)

CIGNUS VENTURES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CIGNUS VENTURES INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of Cignus Ventures Inc. (the “Company”) as of August 24, 2009 with respect to a change of the majority of directors of the Company in connection with a change of control of the Company. This Information Statement is being distributed on August 26, 2009.

On August 20, 2009, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Smartlinx Acquisition Corp. (“Cignus Sub”), the Company’s wholly owned subsidiary, Smartlinx VOIP Networks Private Limited (“Smartlinx”), David K. Ryan, the Company’s sole executive officer and director, and Citiglobal Ltd. (“Citiglobal”), the sole shareholder of Smartlinx, pursuant to which Cignus Sub will acquire all of the issued and outstanding shares of Smartlinx (the “Acquisition”). In consideration of all the shares of Smartlinx, the Company has agreed to issue 3,250,000 shares of its common stock and warrants to acquire 4,250,000 shares of its common stock at an exercise price of $0.02 per share for a period of two years from the date of issuance (the “Warrants”). As additional consideration, Mr. Ryan has agreed to transfer 10,000,000 shares of Common Stock owned by him to Citiglobal for an aggregate purchase price of $10,000. The closing of the Share Purchase Agreement is expected to occur five business days after the delivery of audited financial statements, but in any event no later than September 30, 2009.

As a condition to the closing of the Share Purchase Agreement, Mr. Ryan will resign as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and as a director of the Company and will be replaced by the following persons (the “Proposed Directors”):

Name of Proposed Director	Title of Proposed Director
Abraham Joy	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director
Job Thomas Thekkekkara	Director
Nyayapathi Sunder Raj	Director

The resignation of Mr. Ryan and the appointment of the Proposed Directors will not be effected until closing of the Share Purchase Agreement.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.	Voting Securities of the Company

As of August 24, 2009, there were 16,000,000 shares of the Company’s Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of August 24, 2009 by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	David K. Ryan Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director	10,000,000 (direct)	62.5%
Common Stock	All Officers and Directors as a Group (1 person)	10,000,000	62.5%
5% STOCKHOLDERS
Common Stock	David K. Ryan Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director 19838 43rd Avenue Langley, BC, Canada V3A 6R4	10,000,000 (direct)	62.5%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of August 24, 2009, the Company had 16,000,000 shares of Common Stock issued and outstanding.

Upon completion of the Acquisition, the following table sets forth certain information concerning the number of shares of the Company’s Common Stock expected to be owned beneficially by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed shall possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock
DIRECTORS AND OFFICERS
Common Stock	Abraham Joy Director, Chief Executive Officer, Chief Financial Officer, President, Secretary & Treasurer	Nil	Nil
Common Stock	Job Thomas Thekkekkara Director	Nil	Nil
Common Stock	Nyayapathi Sunder Raj Director	Nil	Nil
Common Stock	All Officers and Directors as a Group (3 persons)	Nil	Nil
5% STOCKHOLDERS
Common Stock	Citiglobal Ltd. 6th Floor, Newton Tower Sir William Newton Street, Port Louis, Republic of Mauritius	17,5000,000(1) (direct)	74.5%

(1)

Those shares denoted as being beneficially owned by Citiglobal Ltd. consists of: (i) 13,250,000 shares to be acquired upon closing of the Acquisition; and (ii) warrants to purchase 4,250,000 shares of common stock to be acquired upon closing of the Acquisition. Upon completion of the Acquisition, the Company will have 19,250,000 shares of Common Stock issued and outstanding.

3.	Changes in Control

Upon completion of the Acquisition as described above, there will be a change of control in the Company. In consideration of all the shares of Smartlinx, the Company will issue 3,250,000 shares of its common stock and 4,250,000 Warrants to Citiglobal. In addition, Mr. Ryan will transfer 10,000,000 shares of common stock owned by him to Citiglobal for the aggregate price of $10,000.

As a condition to the closing of the Acquisition, Mr. Ryan will resign as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and as a director and will be replaced by the following Proposed Directors:

Name of Proposed Director	Title of Proposed Director
Abraham Joy	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director
Job Thomas Thekkekkara	Director
Nyayapathi Sunder Raj	Director

The appointments of the Proposed Directors in place of Mr. Ryan will not be effective until the closing of the Acquisition.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Positions
David K. Ryan (current)	43	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director
Abraham Joy (upon closing)	34	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director
Job Thomas Thekkekkara (upon closing)	46	Director
Nyayapathi Sunder Raj (upon closing)	46	Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

David K. Ryan is currently the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and sole Director of the Company. Mr. Ryan was appointed as director and officers on March 10, 2005. Since 1995, Mr. Ryan has worked as an independent investor relations consultant and has participated in raising venture capital through private placements. Mr. Ryan is a former director and officer of DRC Resources and Universal Domains Incorporated. Mr. Ryan completed the Canadian Securities Course in 1988.

Abraham Joy is expected to be the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and director of the Company upon closing of the Acquisition. Currently, Mr. Joy is a managing director of ETC Investments & Consulting Pvt. Ltd. in India. He is also an independent Consultant for International Project Development. Prior to working at ETC Investments & Consulting Pvt. Ltd. in India, Mr. Joy was a management director of ETC –Environmental Technologies Project Development and Consulting GmbH in Germany. Mr. Joy obtained a Business Management education from the International Business School in Lippstadt, Germany and West Virginia University, USA.

Job Thomas Thekkekkara is expected to be a director of the Company upon closing of the Acquisition. Mr. Thekkekkara has over 25 years of IT exposure and has worked in various managerial positions. Currently, Mr. Thekkekkara is a director and the Chief Operating Officer of Smartlinx. Prior to his appointment to Smartlinx, Mr. Thekkekkara was the regional business systems manager of Hindustan Coca-Cola Bottling Company Limited, India. Mr. Thekkekkara obtained a Bachelor of Science (Mathematics) from Calicut University in 1983 and a PG Diploma

(Personnel Management & Industrial Relations) from St. Joseph’s College of Business Administration in 1985.

Nyayapathi Sunder Raj is expected to be a director of the Company upon closing of the Acquisition. Mr. Raj is currently a director of Smartlinx. In 1986, Mr. Raj co-founded CS Software Enterprise Limited and acted as Executive Director and CEO. During his tenure as CS Software Enterprise Limited, Mr. Raj was responsible for the overall business strategy, developing business plans and goals and management of project teams. Mr. Raj obtained a Bachelor of Engineering from Osmania University in 1983 and a Master of Technology in Electrical Engineering from the Indian Institute of Technology in 1985.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

  Any of the Company’s directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares of common stock;
  Any of the Company’ promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

Smartlinx Transaction

Under the terms of the Share Purchase Agreement, the Company has agreed it issue 3,250,000 shares of its common stock and 4,250,000 Warrants to Citiglobal for all the issued and outstanding shares of Smartlinx. In addition, Mr. Ryan, our sole executive officer and director, has agreed to transfer 10,000,000 shares of Common Stock owned by him to Citiglobal for an aggregate purchase price of $10,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company’s audit committee presently consists of our sole director. The Company does not have a compensation committee or nominating committee.

The Company’s sole director performs the functions of a nominating committee and oversees the process by which individuals may be nominated to the board of directors. The current size of the board of directors does not facilitate the establishment of a separate committee. The Company hopes to establish a separate nominating committee consisting of independent directors, if the number of its directors is expanded.

Audit Committee Financial Expert

The Company has no audit committee financial expert serving on its audit committee. The Company believes the cost related to retaining a financial expert at this time is prohibitive. Further, because of the Company’s state of development, it believes the services of a financial expert are not warranted.

DIRECTOR INDEPENDENCE

Our common stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. The Company’s sole director, David K. Ryan, is also the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. As a result, the Company does not have any independent directors.

As a result of the Company’s limited operating history and limited resources, its management believes that it will have difficulty in attracting independent directors. In addition, the Company would likely be required to obtain directors and officers’ insurance coverage in order to attract and retain independent directors. Management believes that the costs associated with maintaining such insurance is prohibitive at this time.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the last full fiscal year and all actions taken by the board of directors were taken by consent resolution. As such, every member of the Company’s board of directors participated in decisions made by the board.

NOMINATION AND APPOINTMENT OF DIRECTORS

It is expected that the appointment of the Proposed Directors will be made by a consent resolution of the Company’s current director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth total compensation paid to or earned by our named executive officers, as that term is defined in Item 402(m)(2) of Regulation S-K, during the fiscal years ended August 31, 2008 and 2007:

SUMMARY COMPENSATION TABLE
Name & Principal Position	Year End August 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David K. Ryan President, Secretary, Treasurer, CEO & CFO	2008 2007	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0

Outstanding Awards At Fiscal Year-End

As at August 31, 2008, the Company had no outstanding equity awards.

Employment Contracts

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of the Company’s executive officers or directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

CIGNUS VENTURES INC.

Dated: August 26, 2009

/s/ David K. Ryan
DAVID K. RYAN
Chief Executive Officer, Chief Financial Officer,
President, Secretary, Treasurer and Director